Exhibit 10.2

August 18, 2016

VIA EMAIL

James L. McCarley

4513 Holly Street

Bellaire, Texas 77401

Dear Jim:

On behalf of The ExOne Company, a Delaware corporation (the “Company”), I am pleased to extend to you an offer of employment with the Company, subject to the terms and conditions set forth in this letter.

Title/Duties	You would serve in the positon of Chief Executive Officer of the Company, and I will assume the role of Executive Chairman of the Board of Directors. As required under the Company’s Bylaws, the duties of the Chief Executive Officer will be determined from time to time as delegated or assigned by the Board. As Executive Chairman, I will continue in an executive leadership role, focusing on strategy and other matters as directed by the Board.

Base Salary	Your base annual salary for 2017, and also pro-rata for the remainder of 2016, will be $375,000 on an annualized basis, less payroll deductions and all required withholdings.

Retention Option Grant	To align your interests with the interests of our stockholders, the Company will issue you a one-time grant of 100,000 stock options of the Company’s common stock to be made contemporaneously with your employment. This retention grant of options will vest one-third immediately on the grant date, and the remaining two-thirds will vest in equal parts on the first and second anniversary of your start date with the Company and may or may not be made pursuant to our existing 2013 Equity Incentive Plan (the “Umbrella Plan”).

Targets for Future Compensation Opportunities

Consistent with our past practice regarding annual incentives to our executive management team, the Compensation Committee (the “Compensation Committee”) and the Board of Directors (the “Board”) intend to establish a 2017 executive compensation plan that will include awards under a 2017 Umbrella Annual Incentive Plan (the “AIP”) and under the Company’s Umbrella Plan on the terms and conditions as determined by the Committee and in their sole discretion.

For 2017, it is intended that the Committee establish your targeted bonus opportunity for future awards under the AIP at 60% of your base salary with a maximum amount not to exceed 120% of your base salary. Any payouts under the AIP will be conditioned on the Company achieving certain financial performance metrics established by the Committee and otherwise subject to the Committee’s discretion and applicable to the executive management team. Any amounts that the Committee determines to award to you under the AIP may be paid in ExOne common stock or in cash, pursuant to such plan and also as the Committee may determine in its sole discretion.

As part of the continuing executive compensation plan arrangements, you will be eligible for additional grants of 100,000 options in 2017 and in 2018. The number of options granted would be subject to Committee negative discretion at the time of grant based on performance factors. Furthermore, the Company agrees to work with you toward the mutual goal of establishing within the first six months of your employment, a new, modified or amended AIP and Long Term Incentive Plan designed to enhance the retention of existing employees and to attract and retain future key personnel. It is intended that the options noted in this paragraph would be included in such plan.

Employment Agreement	You will enter into an employment agreement with the Company in the form attached to this letter.

Acceptance/ Start Date	Please sign and date this letter, and return it to me by August 18, 2016 or sooner if you wish to accept employment at the Company under the terms described above. We will provide you with a copy for your records. If you accept our offer, we would like you to start on or about August 19, 2016.

Sincerely, The ExOne Company

By:	/s/ S. Kent Rockwell
S. Kent Rockwell Chairman of the Board and Chief Executive Officer

Accepted:

/s/ James L. McCarley
James L. McCarley

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